UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

18 March 2003

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

________________________________

UNITED UTILITIES PLC

18 March 2003

The following announcement is being made in accordance with 16.13 of the Listing Rules.

In connection with the operation of the Qualifying Employee Share Ownership Trust (QUEST), and in conjunction with the exercise of share options under the Save-As-You-Earn (SAYE) employee share schemes, United Utilities PLC allotted 46,624 ordinary shares today (at the 10.00am mid-market price of 603.25p) to the QUEST Trustee for transfer in accordance with the rules of the SAYE schemes.

The current issued share capital is 556,373,483 ordinary shares. The allotment amounts to 0.008%.

The 46,624 shares were then transferred to employees on the exercise of options on the maturity of Save-As-You-Earn Sharesave Schemes. The option price was in the range of 471.5p to 616.5p per share.

The following directors hold options in the United Utilities SAYE schemes and are deemed to have had a technical interest in 46,624 ordinary shares being the total held by the QUEST following the above subscription and ceased to have an interest when those shares were transferred to the participants.

John Roberts

Simon Batey

Les Dawson

Gordon Waters

Further information can be obtained from Tim Rayner, Company Secretary 44 1 925 237071.

____________________________________

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 18 March, 2003

By Paul Davies

Paul Davies

Assistant Group Secretary
-------------------------------------